# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FrontView REIT Inc, CIK 0001988494
CUSIP: 35922N100
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3131 McKinney, Suite L10, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-25-000615
Filed by CIK 0001565854

## Reporting persons
- Zimmer Partners, LP: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 920,485; sole dispositive power 0; shared dispositive power 920,485; aggregate amount beneficially owned 920,485 (4.3% of the class)
- Zimmer Financial Services Group LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 920,485; sole dispositive power 0; shared dispositive power 920,485; aggregate amount beneficially owned 920,485 (4.3% of the class)
- Zimmer Partners GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 920,485; sole dispositive power 0; shared dispositive power 920,485; aggregate amount beneficially owned 920,485 (4.3% of the class)
- Stuart J. Zimmer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 920,485; sole dispositive power 0; shared dispositive power 920,485; aggregate amount beneficially owned 920,485 (4.3% of the class)

## Item 1. Issuer
Name of issuer: FrontView REIT Inc
Address of issuer's principal executive offices: 3131 McKinney, Suite L10, Dallas, Texas, 75204

## Item 2. Person Filing
Name of person filing: Zimmer Partners, LP, a Delaware limited partnership (the "Investment Manager"), Zimmer Financial Services Group LLC, a Delaware limited liability company ("ZFSG"), Zimmer Partners GP, LLC, a Delaware limited liability company (the "GP"), and Stuart J. Zimmer (collectively, the "Reporting Persons"). ZFSG is the sole member of the GP. Stuart J. Zimmer, a revocable trust for his benefit, and an irrevocable trust for his immediate family are the sole members of ZFSG. The GP is the general partner of the Investment Manager. The Investment Manager is the investment manager of Zimmer Master Infrastructure Fund, L.P. and ZP Master MidCap Fund, Ltd., (together, the "Zimmer Accounts").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is c/o Zimmer Partners, LP, 9 West 57th Street, 33rd Floor
New York, NY 10019.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons may be deemed the beneficial owners of 920,485 shares of Common Stock, $0.01 par value ("Common Stock"). The Reporting Persons may be deemed the beneficial owners of approximately 4.3% of the outstanding shares of Common Stock. This percentage was determined by dividing 920,485 by 21,653,669, which is the number of shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed on November 13, 2025, with the Securities and Exchange Commission. The Reporting Persons have the shared power to vote and dispose of the 920,485 shares of Common Stock beneficially owned.
Percent of class: 4.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 920,485
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 920,485

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Zimmer Partners, LP: /s/ Jelena Napolitano, Jelena Napolitano/ Authorized Person (02/17/2026)
- Zimmer Financial Services Group LLC: /s/ Stuart J. Zimmer, Stuart J. Zimmer / Director (02/17/2026)
- Zimmer Partners GP, LLC: /s/ Stuart J. Zimmer, Stuart J. Zimmer/ Director, Zimmer Financial Services Group LLC, its Managing Member (02/17/2026)
- Stuart J. Zimmer: /s/ Stuart J. Zimmer, Stuart J. Zimmer / Self (02/17/2026)